As confidentially submitted to the Securities and Exchange Commission on August 23, 2018 as Amendment No. 2 to the initial confidential submission.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-           .

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GUARDANT HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware	8071	45-4139254
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
505 Penobscot Dr.
Redwood City, California 94063
Telephone: (855) 698-8887
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Helmy Eltoukhy
Chief Executive Officer and Co-Founder
505 Penobscot Dr.
Redwood City, California 94063
Telephone: (855) 698-8887
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Charles K. Ruck B. Shayne Kennedy Brian J. Cuneo Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Telephone: (714) 540-1235 Fax: (714) 755-8290	Michael Wiley Chief Legal Officer 505 Penobscot Dr. Redwood City, California 94063 Telephone: (855) 698-8887 Fax: (888) 974-4258	Charles S. Kim David Peinsipp Andrew S. Williamson Cooley LLP 4401 Eastgate Mall San Diego, California 92121 Telephone: (858) 550-6000 Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
(Do not check if a smaller reporting company)		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)
Common Stock, $0.00001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory note
This Amendment No. 2 to the initial confidential submission of Form S-1 Registration Statement of Guardant Health, Inc. is being filed solely to include updated exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission, or the SEC, registration fee, the Financial Institution Regulatory Association, or FINRA, filing fee and the         listing fee.

Item	Amount paid or to be paid
SEC registration fee		*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*
Total	$

*	To be completed by amendment

Item 14. Indemnification of directors and officers.
Section 102 of the Delaware General Corporation Law, or DGCL, permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Our amended and restated bylaws provide that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated bylaws provide that we will indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or, while a director or officer, is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
We have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933, as amended, or the Securities Act, against certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Please read “Item 17. Undertakings” for more information on the SEC’s position regarding such indemnification provisions.

Item 15. Recent sales of unregistered securities.
Since August 1, 2015, we have made sales of the following unregistered securities:
(a) Issuances of Capital Stock:

1.
From May 2017 to October 2017, we issued and sold an aggregate of 38,970,592 shares of our Series E convertible preferred stock at an average price per share of $8.2221, for aggregate gross consideration of approximately $320.4 million.

2.	On February 7, 2017, we issued an aggregate of 141,774 shares of our Series D convertible preferred stock pursuant to a license agreement we entered into with KeyGene N.V.

3.
From December 2015 to March 2016, we issued and sold an aggregate of 11,080,267 shares of our Series D convertible preferred stock at a price per share of $7.4767 per share for aggregate gross consideration of approximately $82.8 million.

4.	Since August 1, 2015, we have issued an aggregate of 241,230 shares of common stock upon the exercise of stock warrants, for aggregate cash consideration of approximately $24,100.
No underwriters were involved in the foregoing issuances of securities. The securities described in paragraphs (a)(1) through (3) of Item 15 were issued to accredited investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

(b) Grants of Stock Options:
Since August 1, 2015, we have granted stock options to purchase an aggregate of 10,026,170 shares of our common stock at a weighted-average exercise price of $3.12 per share, to certain of our employees, consultants and directors in connection with services provided to us by such persons.
Since August 1, 2015, we have issued an aggregate of 1,940,769 shares of common stock to our employees, consultants and directors upon their exercise of stock options, for aggregate cash consideration of approximately $3.3 million.
The issuances of stock options and the shares of common stock issuable upon the exercise of the options described in this paragraph (b) were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.
All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued shares of capital stock described in this Item 15 included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16. Exhibits and financial statement schedules
(a) Exhibits. The following documents are filed as exhibits to this registration statement.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1**	Amended and Restated Certificate of Incorporation of the Registrant, currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to become effective upon closing of this offering
3.3**	Amended and Restated Bylaws, currently in effect
3.4*	Form of Amended and Restated Bylaws of the Registrant, to become effective upon closing of this offering
4.1*	Form of Common Stock Certificate of the Registrant
4.2**	Form of Common Stock Purchase Warrant of the Registrant
4.3**	Warrant to Purchase Series A Preferred Stock
4.4**	Second Warrant to Purchase Series B Preferred Stock
5.1*	Opinion of Latham & Watkins LLP
10.1**	Amended and Restated Investors’ Rights Agreement, dated May 9, 2017, by and among the Registrant and the investors listed therein
10.2**	Lease, dated November 1, 2014, by and between the Registrant and Metropolitan Life Insurance Company
10.2(a)**	First Amendment to Lease, dated October 17, 2017, by and between the Registrant and Metropolitan Life Insurance Company
10.3#**	Amended and Restated 2012 Stock Plan of the Registrant
10.4#**	Form of Notice of Stock Option Grant and Stock Option Agreement under the Registrant’s Amended and Restated 2012 Stock Plan
10.5§	Joint Venture Agreement, dated May 9, 2017, by and between the Registrant and SoftBank Group Capital Limited
10.6§	Patent License Agreement, dated January 1, 2017, by and between the Registrant and KeyGene N.V.
10.7§	Supply Agreement, dated September 15, 2014, by and between the Registrant and Illumina, Inc.
10.7(a)§	Amendment to Supply Agreement, dated August 11, 2015, by and between the Registrant and Illumina, Inc.
10.7(b)§	Amendment #2 to Supply Agreement, dated December 24, 2016, by and between the Registrant and Illumina, Inc.
10.7(c)§	Amendment #3 to Supply Agreement, dated August 14, 2017, by and between the Registrant and Illumina, Inc.
10.7(d)§	Amendment #4 to Supply Agreement, dated June 26, 2018, by and between the Registrant and Illumina, Inc.
10.8*	Form of Indemnity Agreement between the Registrant and its directors and officers
10.9#*	Form of the Registrant’s 2018 Incentive Award Plan
10.10#*	Form of the Registrant’s 2018 Employee Stock Purchase Plan
10.11#*	Letter Agreement, dated November 20, 2016, by and between the Registrant and Ian Clark
10.12#*	Letter Agreement, dated April 6, 2018, by and between the Registrant and Stanley Meresman
23.1*	Consent of Independent Registered Public Accounting Firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (see signature page hereto)
99.1**	Consent of Dipchand Nishar to be Named as a Director Nominee

*	To be filed by amendment.

**	Previously filed.

#	Indicates management contract or compensatory plan.

§	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the SEC.
(b) Financial statement schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the Financial Statements or notes thereto.
Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registration has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
The undersigned Registrant hereby undertakes that, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)	Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(2)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, California, on                     , 2018.

Guardant Health, Inc.

By:
Name:	Helmy Eltoukhy
Title:	Chief Executive Officer
Signatures and power of attorney
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose individual signature appears below hereby authorizes and appoints Helmy Eltoukhy and Derek Bertocci, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date

	Chief Executive Officer (Principal Executive Officer) and Director	, 2018
Helmy Eltoukhy

	Chief Financial Officer (Principal Accounting Officer and Principal Financial Officer)	, 2018
Derek Bertocci

	President, Chief Operating Officer and Chairman of the Board of Directors	, 2018
AmirAli Talasaz

	Director	, 2018
Ian Clark

	Director	, 2018
Aaref Hilaly

	Director	, 2018
Samir Kaul

	Director	, 2018
Stanley Meresman